

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Raj Mehra, Ph.D.
Chief Executive Officer
Seelos Therapeutics, Inc.
300 Park Avenue, 2nd Floor
New York, NY 10022

>   **Re: Seelos Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 18, 2023**
>   **File No. 333-276119**

Dear Raj Mehra:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Jeff Hartlin, Esq.